AMENDMENT NO. 2

                          MIRAVANT MEDICAL TECHNOLOGIES

                        PREFERRED STOCK RIGHTS AGREEMENT

     WHEREAS: The undersigned, U.S. Stock Transfer Corporation, (the "Rights Agent"), and Miravant Medical Technologies a Delaware corporation, (the "Company") are parties to the Miravant Medical Technologies Preferred Stock Rights Agreement originally dated July 13, 2000 and amended on April 24, 2001, hereinafter called the "Agreement".

     WHEREAS: The Rights Agent and the Company wish to amend the definition of "Acquiring Person" contained in Section 1 of the Agreement.

     NOW, THEREFORE, the Rights Agreement is hereby amended as follows

     1. The definition of "Acquiring Person" contained in Section 1 of the Agreement is hereby amended to read as follows:


     "Acquiring Person" shall mean any Person, who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 20% or more of the Common Shares then outstanding, but shall not include the Company, any Subsidiary of the Company or any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan, nor shall it include the acquisition of 20% or more of the Common Shares then outstanding by (A)
Pharmacia Corporation or any subsidiary owned or controlled by Pharmacia Corporation (collectively "Pharmacia Group"): (i) acquired by the Pharmacia Group after an Event of Default, as defined in the Amended and Restated Credit Agreement, between the Company and Pharmacia Treasury Services AB as amended, modified or supplemented ("Credit Agreement"), (ii) acquired by the Pharmacia
Group which, when taken together with the number of Common Shares held by the Pharmacia Group as of the date of such acquisition, do not exceed 25% of the aggregate number of Common Shares outstanding as of the date of such acquisition or (iii) acquired by the Pharmacia Group pursuant to Section 2.03 of the Credit Agreement or upon exercise of any Warrants held by the Pharmacia Group or acquired by the Pharmacia Group pursuant to the Credit Agreement or that certain Warrant Agreement, dated February 19, 1999, between the Company and Pharmacia Treasury Services AB, as amended, modified or supplemented; or (B) any "Excepted Entity" (as defined in Section 1(pp) below) as a result of a transfer among any of the Excepted Entities of Common Shares (or securities convertible into Common Shares) held by any of the Excepted Entities on December 31, 2004. Notwithstanding the foregoing, no Person shall be deemed to be an Acquiring Person as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 20% or more of the Common Shares of the Company then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Common Shares of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Common Shares of the Company (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), then such Person shall be deemed to be an Acquiring Person unless upon becoming the Beneficial Owner of such additional Common Shares of the Company such Person does not beneficially own 20% or more of the Common Shares of the Company then outstanding. Notwithstanding the foregoing, (i) if the Company's Board of Directors determines in good faith that a Person who would otherwise be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently (including, without limitation, because (A) such Person was unaware that it beneficially owned a percentage of the Common Shares that would otherwise cause such Person to be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph (a), or (B) such Person was aware of the extent of the Common Shares it beneficially owned but had no actual knowledge of the consequences of such beneficial ownership under this Agreement) and without any intention of changing or influencing control of the Company, and if such Person divested or divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be or to have become an "Acquiring Person" for any purposes of this Agreement; and
(ii) if, as of the date hereof, any Person is the Beneficial Owner of 20% or more of the Common Shares outstanding, such Person shall not be or become an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph (a), unless and until such time as such Person shall become the Beneficial Owner of additional Common Shares (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), unless, upon becoming the Beneficial Owner of such additional Common Shares, such Person is not then the Beneficial Owner of 20% or more of the Common Shares then outstanding.

     2. The following language shall be added as Section 1(pp) to the Agreement:

                  " `Excepted Entities' shall mean the following:

                  GORUMNA, LTD. (BVI) PLEYEL HOLDINGS, LIMITED (BVI) BIG CAT CAPITAL, LIMITED (BVI) ACACIAS FINANCIAL, LIMITED (BVI) ALERT INVESTMENTS, LIMITED (BVI) CAMELFORD HOLDINGS, LIMITED (BVI) DANUBE FINANCIAL, LIMITED (BVI) DELICE FINANCIAL, LIMITED
                  (BVI) IRIS FINANCIAL, LIMITED (BVI) PEARL WAVES, INC. (BVI) PRINCESS FINANCE LIMITED, A BVI COMPANY BOMOSEEN INVESTMENTS, LIMITED DANDELION INTERNATIONAL, LIMITED KINARO INVESTMENTS S.A. MOREBATH HOLDINGS, LIMITED SAULES HOLDINGS, LIMITED SILVER CREEK INVESTMENTS, LIMITED ST. CLOUD INVESTMENTS, LIMITED TIOMAN FINANCE, LIMITED."

     3. In all other respects, the Miravant Medical Technologies Preferred Rights Agreement is ratified as issued and amended by the Company and by the Rights Agent.

     4. The Effective Date of this Amendment is December 31, 2004.

     IN WITNESS WHEREOF, the parties hereto have executed this Amendment to be effective on the date written above.

Miravant Medical Technologies                        The "Rights Agent":
a Delaware Corporation

By:      /s/ Gary S. Kledzik                           /s/ William Garza
_____________________________                   _____________________________
         Gary S. Kledzik                       U.S. Stock Transfer Corporation
         CEO                                    William Garza
                                                Vice President